

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

April 8, 2021

Sam Backenroth
Chief Financial Officer
NeuBase Therapeutics, Inc.
350 Technology Drive
Pittsburgh, PA 15219

       **Re: NeuBase Therapeutics, Inc.**
           **Registration Statement on Form S-3**
           **Filed April 1, 2021**
           **File No. 333-254980**

Dear Mr. Backenroth:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abby Adams at (202) 551-6902 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Life Sciences

cc:    Jeffrey T. Hartlin, Esq.